

February 26, 2024

Benjamin Miller
Chief Executive Officer of Fundrise Advisors, LLC
Fundrise Development eREIT, LLC
11 Dupont Circle NW, 9th FL
Washington, DC 20036

> **Re: Fundrise Development eREIT, LLC**
> **Post Qualification Amendment No. 3 to**
> **Offering Statement on Form 1-A**
> **Filed January 30, 2024**
> **File No. 024-11873**

Dear Benjamin Miller:

We have reviewed your amendment and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post Qualification Amendment No. 3 to Offering Statement on Form 1-A

General

1. We note your response to prior comment 2. We note your disclosure on page 4 that "[s]ubscribers may generally withdraw their subscription prior to settlement, which typically occurs between 3-5 days after the submission of the subscription" and your disclosure on page 129 "[s]ubscriptions will be binding upon investors but will be effective only upon our acceptance." Please revise your disclosure, where applicable, to reconcile and disclose the details of your process for accepting or rejecting subscriptions, and the mechanics of settlement, including what factors will go into deciding when to settle subscriptions, how you will inform investors of the settlement cycle, and how soon after you make final determination to accept or reject a subscription will that settlement occur.

Management Compensation, page 68

2.   Please revise to update your management compensation disclosure through the most recently completed fiscal year. Refer to Item 402 of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 117.05.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mark Schonberger